Jiuzi Holdings, Inc.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

November 4, 2022

Via Electronic Mail

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

Re:	Jiuzi Holdings, Inc. (the “Company”)

Dear Ms. Beysolow:

This letter is in response to the letter dated October 17, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Jiuzi Holdings, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Registration Statement on Form F-3

Cover Page

1.	We note your disclosure and cross reference to “Risk Factors- Risks Related to Our Corporate Structure- If the PRC government deems that the contractual arrangements in relation to Zhejiang Jiuzi, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” in your 2021 Annual Report. Please expand your disclosure acknowledging the risks related to your corporate structure to include that it would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. On your prospectus cover page, please also acknowledge that your VIE contracts have not been tested in a court of law, if true, and disclose whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

RESPONSE: We respectfully advise the Staff that we have revised to disclose on the cover page and the risk factor summary section that our corporate structure entails the risk that could result in a material change in our operations and/or a materials change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. We also disclosed that our VIE contracts have not been tested in a court of law, and the VIE structure is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China and Hong Kong, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. In this regard, we note your disclosure on the cover page that [a]ny references to “Jiuzi” are to Jiuzi Holdings Inc., the holding company and any references to “we”, “us”, “our Company,” “the Company,” or “our” are to Jiuzi Holdings Inc., its subsidiaries and the VIE; and disclosure throughout the document referring to "our VIE."

RESPONSE: We respectfully advise the Staff that we have revised the cover page and throughout the prospectus to clearly refer to the holding company and the subsidiaries and VIE in the disclosure related to our business operation and holding company activities. We have refrained from using terms such as
“we” or “our” when describing activities or functions of the VIE. We have also clarified that our subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which we own equity, and that the holding company does not conduct operations.

3.	Please revise to distinguish the applicability of various regulations as they relate to your Hong Kong operations. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent you believe that it is compliant with the regulations or policies that have been issued.

RESPONSE: We respectfully advise the Staff that we have no business operation in Hong Kong, and therefore we are not subject to various regulations in Hong Kong, including regulations resulting in oversight over data security, regarding our business operations. The Hong Kong entity is an intermediate holding company and has no operations of its own.

4.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

RESPONSE: We respectfully advise the Staff that we have updated the cover page, risk factor summary and risk factor section to state that to the extent cash or assets in the business is in mainland China or Hong Kong or an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIE’ ability to transfer cash and assets.

5.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management, policies. that dictate how funds are transferred. Provide a cross reference on the cover page to this issue in the prospectus summary.

RESPONSE: We respectfully advise the Staff that we have amended the cover page to state that we currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or our VIE.

6.	We note your disclosure about how cash is transferred through your organization. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements related to this disclosure, which we seek in our comment below.

RESPONSE: We respectfully advise the Staff that we have added a cross-reference to the condensed consolidating schedule and the consolidated financial statements on the cover page.

7.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

RESPONSE: We respectfully advise the Staff that we have added disclosure regarding any limitations on our ability to transfer cash between us, our subsidiaries, the consolidated VIE or investors, and added a cross-reference to our discussion of this issue in the prospectus summary, summary risk factors and risk factors.

Our Company, page 1

8.	We note disclosure on page 37 that you incorporate by reference your Annual Report on No. 2 amendment to Form 20-F for the fiscal year ended October 31, 2021 which includes your Consolidated Statements of Operations Information under Item 3 Key Information Selected Financial Data on page 2. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.

RESPONSE: We respectfully advise the Staff that we have provided a condensed consolidating schedule in tabular form that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required on page 5 of the prospectus.

Organizational Structure, page 2

9.	We note your disclosure on page 2 and throughout your filing that you control and receive the economic benefits of Zhejiang Jiuzi’s business operation through a series of contractual agreements, or the VIE Agreements and that those agreements are designed to provide your WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the principal equity holder of Zhejiang Jiuzi, including absolute control rights and the rights to the assets, property and revenue of Zhejiang Jiuzi. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

RESPONSE: We respectfully advise the Staff that we have removed implications that the contractual agreements are equivalent to equity ownership in the business of the VIE, stated that any control or benefits that accrue to us because of the VIE are limited to a clear description of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP, and clarified that we are the primary beneficiary of the VIE for accounting purposes, and that the VIE agreements have not been tested in a court of law on the cover page and prospectus summary section.

10.	In your diagram that depicts your corporate structure, revise to use dashed lines without arrows to depict the contractual relationship with the VIEs.

RESPONSE: We respectfully advise the Staff that we have revised the corporate chart to depict the contractual relationship with the VIE.

Recent Regulatory Actions by the PRC Government, page 12

11.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you are not required to obtain permissions from any PRC authorities to operate our business or issue our securities to foreign investors. If true, state as much and explain why such an opinion was not obtained. Also, we note your disclosure on your prospectus cover page and on page 10 that as "confirmed" by your PRC counsel you are not subject to a cybersecurity review with the CAC pursuant to the Cybersecurity Review Measures, however, it is not clear if this constitutes counsel's opinion. Revise to clarify and, if it does constitute an opinion, file the opinion as an exhibit.

RESPONSE: We respectfully advise the Staff that we have clarified on both page 12 and page 10 that, as advised by the PRC counsel, we are currently not required to obtain permission from any PRC authorities and are not subject to a cybersecurity review with the CAC. We rely on the PRC counsel’s conclusion on these matters, but these conclusions do not constitute an opinion.

Enforceability of Civil Liabilities, page 38

12.	We note your indication that a majority of your directors and officers are nationals and/or residents of countries other than the United States. If such directors and officers are located in the PRC or Hong Kong, state as much and identify the relevant individuals.

RESPONSE: We respectfully advise the Staff that we have stated on page 38 to clarify that our chairman of the board and chief executive officer, Shuibo Zhang is located in PRC, our director and chief financial officer, Francis Zhang is located in PRC, and our chief operating officer Qi Zhang is located in PRC; our independent director Junjun Ge is located in PRC; our independent director Richard Chen is located in the United States; our independent director Jehn Ming Lim is located in Hong Kong.

Legal Matters, page 39

13. Clarify whether you intend for Ortoli Rosenstadt LLP to render an opinion as to securities other than the ordinary shares offered hereby, considering the Maples and Calder opinion filed as exhibit 5.1 appears to be limited to Cayman Islands law, however, the securities other than the ordinary shares offered hereby appear to be governed by New York law.

RESPONSE: We respectfully advise the Staff that we do not intend for Ortoli Rosenstadt LLP to render an opinion as to securities offered hereby, as this is a shelf offering and does not obligate the Company to issue the shares. However, we intend to have our U.S. counsel to issue a legal opinion as an exhibit to a Form 6-K at the take down of the F-3 in the event that such securities are governed under the U.S. laws.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Jiuzi Holdings, Inc.

/s/ Shuibo Zhang
Name:	Shuibo Zhang
Title:	Chief Executive Officer

4